5 December 2002
Number: 60/02

BHP BILLITON ANNOUNCES HYDROCARBON DISCOVERY WITH VORTEX-1 WELL
IN DEEPWATER GULF OF MEXICO

BHP Billiton today announced that it has made a natural gas discovery at the exploratory well on its Vortex prospect in the deepwater
Gulf of Mexico.

Drilling on Vortex-1 began September 9, 2002, in Atwater Valley
Block 261 in water depths of approximately 8,344 feet using the drillship Deepwater Millennium. In addition to the initial well, a sidetrack was drilled 2,900 feet west of the #1 well to a total depth of 19,330 feet. BHP Billiton holds a one-third interest and is operator of the Vortex prospect, with partners Kerr-McGee Corp. and Ocean Energy, Inc. each also holding a one-third interest.



Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952  Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel:    +61 3 9609 4202  Mobile: +61 419 404 978
mailto:Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625  Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360  Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com